

August 1, 2011

<u>Via E-Mail</u>
Kent J. Thiry, Chief Executive Officer
Davita, Inc.
1551 Wewatta Street
Denver, CO 80202

      Re: **Davita, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 25, 2011
             Form 10-Q for the Fiscal Quarter Ended March 31, 2011
             Filed May 6, 2011
             File No. 001-14106

Dear Mr. Thiry:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment one of our letter dated May 5, 2011, and we reissue it in part. Please amend your Form 10-Q for the fiscal quarter ended March 31, 2011 to file a complete credit agreement in its entirety, including exhibits F-1 and F-2 to Exhibit 10.1. Also, please file your actual Perfection Certificate in its entirety with all of its schedules and/or attachments.

Questions may be directed to Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director